Exhibit 3
                                                                  Conformed Copy


                                 PROMISSORY NOTE


$6,549,392.50                                            San Leandro, California
                                                                    May 13, 1998


         FOR VALUE RECEIVED, James Fifield hereby promises to pay, and, by pledging three hundred ten thousand thirty (310,030) shares of Common Stock of The North Face, Inc., a Delaware corporation (the "Company"), hereby secures such promise to pay, to the Company, the principal sum of six million five hundred forty-nine thousand three hundred ninety-two dollars and fifty cents ($6,549,392.50) with interest thereon at the simple rate of 5.34 percent per annum, compounded annually, at the principal offices of the Company, upon the following terms and conditions:

         The principal amount of this Note and all accrued but unpaid interest from the date hereof shall be due June 12, 1998.

         Executive shall have the right to prepay at any time, and from time to time, without premium or penalty all or any portion of the principal and/or accrued interest hereunder.

         Executive hereby waives presentment, protest, demand for payment, notice of dishonor and all other notices or demands in connection with the delivery, acceptance, performance, default or endorsement of this Note.

         This Note is a full recourse note and is originally secured by a pledge of three hundred ten thousand thirty (310,030) shares of Common Stock of the Company held by Executive pursuant to a Stock Pledge Agreement of even date herewith which is on file with the Secretary of the Company.

         Executive agrees to pay any costs of collection of this Note, including without limitation reasonable attorneys' fees and costs, in the event it is not fully paid when due.

         Neither this Note nor the Stock Pledge Agreement may be assigned other than to an affiliate of or successor to the Company.

         This Note has been made and delivered in the State of California and shall be construed in accordance with, and all actions arising hereunder shall be governed by, the laws of the State of California.


                                           EXECUTIVE


                                           /s/ James Fifield
                                           -----------------
                                           James Fifield, an individual